Exhibit 99.1
NEWS RELEASE
Ritchie Bros. Auctioneers announces record-breaking
2007 gross auction proceeds
Company delivers value to record numbers of bidders and buyers around world
FOR IMMEDIATE RELEASE: December 20, 2007
VANCOUVER, BRITISH COLUMBIA — Ritchie Bros. Auctioneers (NYSE & TSX: RBA), the world’s largest industrial auctioneer, today announced the conclusion of its 2007 auction calendar with a preliminary estimate of US$3.18 billion in gross auction proceeds for the year, a 17% increase compared to last year’s result. The Company plans to release its audited financial statements for the year on February 21, 2008. All dollar amounts are presented in United States dollars (unless otherwise noted).
In 2007, Ritchie Bros. conducted 183 unreserved industrial auctions in 13 countries throughout North America, Europe, the Middle East, Asia and Australia. The Company also held 177 unreserved agricultural auctions during the year. There were a record 254,000 bidder registrations at Ritchie Bros.’ unreserved industrial auctions in 2007, of which approximately 80,000 were successful buyers. In 2006, the Company recorded more than 241,000 bidder registrations, of which over 74,000 were buyers.
During the past year, Ritchie Bros. worked with a record number of truck and equipment sellers, handling nearly 35,000 consignments, which totaled over 261,000 lots sold in the year. In 2006, Ritchie Bros. handled over 32,000 consignments and over 240,000 lots.
The average Ritchie Bros. industrial auction for 2007 featured over 1,400 lots consigned by 190 consignors, and attracted more than 1,300 bidders. The average gross auction proceeds per industrial auction for the year was approximately $16.7 million.
The Company’s rbauctionBid-Live internet bidding service also set records in 2007. The service allows qualified bidders to participate over the internet, live and in real time, in Ritchie Bros. unreserved auctions around the world. Close to 12,800 customers from 79 countries purchased over $600 million worth of trucks, equipment and real estate using rbauctionBid-Live in 2007. This is an increase of more than 35% over last year’s online gross auction proceeds. More than 77,000 customers from 170 countries have now registered and received approval to use rbauctionBid-Live to date. Internet bidders represented, on average, approximately 27% of the total registered bidders at Ritchie Bros. industrial auctions in 2007, and they were the buyer or runner up bidder on 28% of the lots offered online at these auctions.
A number of Ritchie Bros. permanent auction sites achieved gross auction proceeds records in 2007, including Orlando, Florida, which conducted the largest auction ever held by the Company in close to 50 years of business (on February 20-24, 2007). The Orlando auction generated gross auction proceeds of more than $172 million.
Ritchie Bros. also held a Canadian record-breaking auction this year. On May 30 — June 1, 2007, the Company’s Edmonton unreserved auction generated gross auction proceeds in excess of CA$61 million. The Company held its largest Australian auction in Brisbane on September 18, 2007, with gross auction proceeds of more than AUS$36 million. And records were broken in Singapore too, with the Company holding its largest Singapore auction on May 3, 2007, generating gross auction proceeds in excess of $17 million; and in Italy.
In the United States, regional gross auction proceeds records were broken this year at the Company’s auction sites in: Orlando, FL; Atlanta, GA; Buxton, ND; Columbus, OH; Denver, CO; Fort Worth, TX; Hartford, CT; Kansas City, MO; Nashville, TN; North East, MD; and Sacramento, CA.
And in Canada, regional gross auction proceeds records were broken at the Company’s permanent auction sites in: Edmonton, AB; Saskatoon, SK; and Montreal, QC.
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“2007 was another great year for our Company,” said Peter Blake, Chief Executive Officer of Ritchie Bros. “We helped a record number of buyers and sellers to access the global market using our unreserved auctions, and our record gross auction proceeds performance for 2007 is a testament to the enduring value that our auctions deliver for our customers. We would like to thank all of our employees for their hard work and dedication and our customers for putting their trust in us.”
Mr. Blake added: “We had a tremendous growth year, adding many new employees in locations around the world while continuing to improve our processes and expand our global network of auction sites. As we move into 2008, our 50th anniversary year, we remain committed to growing our earnings at a sustainable pace while maintaining our focus on delivering first class customer service. This means that we intend to continue to add people, build our capacity and invest in process improvements to ensure we can exceed our customers’ expectations.”
The Company also announced certain changes to its fee and commission structure effective January 1, 2008. Certain of the Company’s existing fees, including the minimum commission rate applicable to low value lots and the consignor document administration fee, will be increased slightly to reflect increased costs of conducting auctions. The cumulative effect of these changes will likely have an impact on the Company’s auction revenue rate.
The Ritchie Bros. 2007 auction calendar begins in Jackson, Mississippi at the end of January. There are more than 20 unreserved industrial auctions and over 50 unreserved agricultural auctions already listed for 2008. Equipment listings and auction information are available on the Company’s website, www.rbauction.com.
Gross auction proceeds represent the total proceeds from all items sold at the Company’s auctions. The Company’s definition of gross auction proceeds may differ from those used by other participants in its industry. It is not a measure of the Company’s financial performance, liquidity or revenue and is not presented in the Company’s consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable financial statement measure, and certain other line items, are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues the Company earns in the course of conducting its auctions. The portion of the Company’s gross auction proceeds that it does not retain is remitted to the Company’s customers who consign the items it sells at its auctions.
About Ritchie Bros.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment, operating through over 110 locations in more than 25 countries around the world. The Company sells, through unreserved public auctions, a broad range of used and unused industrial equipment including equipment utilized in the construction, transportation, material handling, mining, forestry, petroleum, marine, real estate, and agricultural industries. The Company maintains a web site at www.rbauction.com.
Forward-looking Statements
The discussion in this press release relating to future operating periods contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) that involve risks and uncertainties, including, in particular, statements regarding the Company’s ability to grow its earnings at a sustainable pace and to continue to add people, build its capacity and invest in process improvements. These risks and uncertainties include: the numerous factors that influence the supply of and demand for used equipment; fluctuations in the market values of used equipment; actions of competitors; conditions in local and regional markets; the Company’s ability to attract and retain key employees, develop additional auction sites and successfully complete its process improvement and other systems upgrades, and other risks and uncertainties as detailed from time to time in the Company’s SEC and Canadian securities filings, including the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006, available on the SEC, SEDAR and Company’s websites. Actual results may differ materially from those forward-looking statements. The Company does not undertake any obligation to update the information contained herein, which speaks only as of this date.

Contact
Kim Schulz, Corporate Communications Manager, Ritchie Bros. Auctioneers
Toll Free: 1.800.663.8457 or email: kschulz@rbauction.com